May 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re: Liquid Media Group Ltd.

 Registration Statement on Form F-3 (File No. 333-237982)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Liquid Media Group Ltd. (the "Company") hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form F-3, as amended (the "Registration Statement"), may be declared effective on May 15, 2020, at 1:00 p.m., Eastern time, or as soon as possible thereafter.

Please call Mark D. Wood ((312) 902-5493) or Mark J. Reyes ((312) 902-5612) of Katten Muchin Rosenman LLP, counsel to the Company, as soon as the Registration Statement is declared effective.

Very truly yours,

Liquid Media Group Ltd.

By: /s/ Daniel Cruz

Name: Daniel Cruz

Title: Chief Financial Officer

cc: Mark D. Wood, Esq., Katten Muchin Rosenman LLP

 Mark J. Reyes, Esq., Katten Muchin Rosenman LLP